Exhibit 21.1

FLORIDA EAST COAST RAILWAY CORP.

SUBSIDIARIES

Subsidiaries	Jurisdiction of Organization
Florida East Coast Railway, L.L.C.	Florida
FEC Highway Services, L.L.C.	Florida
Florida East Coast Deliveries, LLC	Florida